
RG Resource Technologies, Inc.
POWERPANEL
The Future of Energy... Today



Garth Schultz · 3rd

President at RG Resource Technologies, home of the PowerPanel

Oxford, Michigan, United States · 102 connections ·

Contact info

RG Resource Technologies

University of Saskatchewan

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Experience

President
RG Resource Technologies
Nov 2016 – Present · 4 yrs 7 mos
Michigan, United States

President
Power Panel
Jan 2007 – Nov 2016 · 9 yrs 11 mos
Michigan, United States

Developed hybrid solar panel.

Education

University of Saskatchewan
BSME - Bachelor of Science - Mechanical Engineering
1980 – 1984

Interests

Micergy
349 followers

Café Solar
477 followers

Power Panel Inc.

Power Panel

56 followers

355 followers

USASK

University of Saskatchewan
100,807 followers

Solar Energy Mexico
7 followers

See all